EXHIBIT 1.A.(5)(y)
                                      LOANS


Loan Requirements.--On or after the first contract anniversary, you may borrow from us on the contract. All these conditions must be met:

1. The Insured is living.

2. The contract is in force other than as extended insurance.

3. The contract debt will not be more than the loan value. (We explain these phrases below.)

4. As sole security for the loan, you assign the contract to us in a form that meets our needs.

5. Except when used to pay premiums on this contract, the amount you borrow at any one time must be at least $500.

If there is already contract debt when you borrow from us, we will add the new amount you borrow to that debt.

Contract Debt.--Contract debt at any time means the loan on the contract plus the interest we have charged that is not yet due and that we have not yet added to the loan.

Loan Value.--During the first contract year the loan value is zero. After the first contract year, it is 90% of the sum of the net cash value and any existing contract debt.

If the difference between the loan value and any existing contract debt is $500 or more, you may borrow any amount from $500 up to that difference. If the difference is less than $500, you may not borrow any amount unless it is to pay premiums on this contract.

Example 1: Suppose the net cash value is $8,000. You borrowed $1,500 a few months ago. Suppose also that now there is interest of $40 charged but not yet due. The contract debt is now $1,540, which is made up of the $1,500 loan and the $40 interest.

Example 2: Suppose, in example 1, you want to borrow all that you can. The loan value is $8,586: to compute it we add the net cash value ($8,000, to the contract debt ($7,540) and take 90% of the sum. We will lend you $7,046 which is the difference between the $8,586 loan value and the $1,540 contract debt. This will increase the contract debt to $8,586. We will add the new amount borrowed to the existing loan and will charge interest on it, too.

There are three exceptions to the above definition of loan value. The first is that in the days of grace of a premium in default, the loan value is what it was on the due date of that premium, plus 90% of the excess investment return since that date. The second is that if the contract is in force as reduced paid-up insurance we use anniversaries and not premium due dates to find the loan value since there are no more of those due dates. The third is that if the contract is in force as reduced paid-up insurance, the loan value is the amount that would grow with interest to equal the net single premium on the next anniversary.

Interest Charge.--We will charge interest daily on any loan. The loan interest rate is 51 1/2% a year. Interest is due on each contract anniversary, or when the loan is paid back if that comes first. If interest is not paid when due, it will become part of the loan. Then we will start to charge interest on it, too.

Example 3: Suppose the contract date is in 1987. Six months before the anniversary in 1996 you borrow $1,000 out of a $4,000 loan value. Three months later, but still three months before the anniversary, we will have charged about $13.75 interest. This amount will be a few cents more or less than $13.75 since some months have more days than others. The interest will not be due until the anniversary unless the loan is paid back sooner. The loan will still be $1,000. The contract debt will be $1,013, since contract debt includes interest charged but not yet due. On the anniversary in 1996 we will have charged about $27.50 interest. The interest will then be due.

Example 4: Suppose the $27.50 interest in example 3 is paid on the anniversary. The loan and contract debt will each become $1,000 right after the payment.

Example 5: Suppose the $27.50 interest in example 3 is not paid on the anniversary. The interest will become part of the loan, and we will begin to charge interest on it, too. The loan and contract debt will each become $1,027.50.

Repayment.--All or part of any contract debt may be paid back at any time while the Insured is living. But if there is contract debt at the end of the last day of grace of a premium in default, it may be paid back only if the contract is reinstated. When we settle the contract, any contract debt is due us. We will make an adjustment so that the proceeds will not include the amount of that debt.

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